Exhibit 99.1

VivoPower International PLC Announces Chief Executive Officer Increase in Shareholding by 1.8%

LONDON, June 23, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) hereby announces that Executive Chairman and CEO, Kevin Chin, has increased his shareholding in the Company by 328,888 shares (representing approximately 1.8% of the issued shares of the Company). This has been effected through the election of receipt of VivoPower shares as a result of the settlement of a default loan obligation owing to Arowana Partners Group Pty Ltd (an entity associated with Mr. Chin) outlined on page 30 of the Company’s 2019 Annual Report as well as through on market share purchases during an open trading window.

For any inquiries, please reach out to shareholders@vivopower.com.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

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